UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 22, 2023

(Date of earliest event reported)

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01615

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Stock Repurchase Plan

On December 22, 2023, Forge Group, Inc. (the “Company”) announced that its Board of Directors approved a stock repurchase plan pursuant to which the Company may repurchase up to $1,000,000 of its outstanding shares of common stock. As of the date of this filing, the Company has 2,050,232 shares of common stock outstanding.

A copy of the press release announcing the stock repurchase plan is filed as Exhibit 1U.1 to this Report on Form 1-U.

Exhibit No.	Description of Exhibit
1U.1	Press release of Forge Group, Inc., dated December 22, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forge Group, Inc.

By:	/s/ Patrick J. Bracewell
Patrick J. Bracewell
Chief Executive Officer

Date: December 22, 2023